File No. 812-14586

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

THIRD AMENDED AND RESTATED APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO
SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

PRINCIPAL LIFE INSURANCE COMPANY
PRINCIPAL LIFE INSURANCE COMPANY VARIABLE LIFE SEPARATE ACCOUNT

PRINCIPAL NATIONAL LIFE INSURANCE COMPANY
PRINCIPAL NATIONAL LIFE INSURANCE COMPANY VARIABLE LIFE SEPARATE ACCOUNT

Please send all communications, notices and order to:

Britney Schnathorst
Principal Life Insurance Company
The Principal Financial Group
Des Moines, Iowa 50392-0300
Phone: (515) 235-1209

As filed with the U.S. Securities and Exchange Commission on March 14, 2016.

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

In the Matter of:
PRINCIPAL LIFE INSURANCE COMPANY
PRINCIPAL LIFE INSURANCE COMPANY VARIABLE LIFE SEPARATE ACCOUNT

PRINCIPAL NATIONAL LIFE INSURANCE COMPANY
PRINCIPAL NATIONAL LIFE INSURANCE COMPANY VARIABLE LIFE SEPARATE ACCOUNT

Third Amended and Restated Application for an Order of Approval Pursuant to Section 26(c) of the Investment Company Act of 1940
File No. 812-14586

Principal Life Insurance Company ("PLIC") and Principal National Life Insurance Company ("PNL")(each, also referred to as an "Insurance Company" and together, the "Insurance Companies") and their respective variable life separate accounts, Principal Life Insurance Company Variable Life Separate Account and Principal National Life Insurance Company Variable Life Separate Account (each, a "Separate Account" and together, the "Separate Accounts") (the Insurance Companies and the Separate Accounts collectively, the "Applicants") submit this application (the "Application") to request that the Securities and Exchange Commission (the "Commission") issue an order pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the "Act"), approving the substitution of Service Class Shares of Fidelity Variable Insurance Products Fund V Government Money Market Portfolio (the "Replacement Fund") for Class 1 Shares of Principal Variable Contracts Funds, Inc. ("PVC") Money Market Account (the "Existing Fund") held by the Separate Accounts to support variable life insurance contracts (each, a "Contract, and collectively, the "Contracts") issued by the Insurance Companies (the "Substitution").
I. DESCRIPTION OF THE APPLICANTS AND THE CONTRACTS
A.    The Insurance Companies

1.
Principal Life Insurance Company. PLIC is a stock life insurance company incorporated under the laws of the State of Iowa in 1879. It is authorized to transact life insurance business in all states of the United States and the District of Columbia. PLIC is a wholly-owned subsidiary of Principal Financial Services, Inc., which in turn is a wholly-owned subsidiary of Principal Financial Group, Inc., a global investment manager and publicly-traded company. For purposes of the Act, PLIC is the depositor and sponsor of Principal Life Insurance Company Variable Life Separate Account, as those terms have been interpreted by the Commission with respect to variable life insurance separate accounts.

2.
Principal National Life Insurance Company. PNL is a stock life insurance company organized under the laws of the State of Ohio in 1967. It is authorized to transact life insurance business in the District of Columbia and in all states in the United States except New York. PNL is a wholly-owned subsidiary of Principal Financial Services, Inc., which in turn is a wholly-owned subsidiary of Principal Financial Group, Inc., a global investment manager and publicly-traded company. For purposes of the Act, PNL is the depositor and sponsor of Principal National Life Insurance Company Variable Life Separate Account, as those terms have been interpreted by the Commission with respect to variable life insurance separate accounts.

B.    The Separate Accounts

1.
Principal Life Insurance Company Variable Life Separate Account. PLIC established Principal Life Insurance Company Variable Life Separate Account as a separate account under Iowa law on November 2, 1987. Under Iowa law, PLIC owns the assets of the Separate Account attributable to the Contracts through which interests in the Separate Account are issued, but such assets are held separately from all other assets of PLIC for the benefit of the owners of, and the persons entitled to payment under, the Contracts. Consequently, the assets in the Separate Account equal to the reserves and other contract liabilities of the Separate Account are not chargeable with liabilities arising out of any other business that PLIC may conduct. Income, gains, and losses (realized or unrealized) from assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to other income, gains or losses of PLIC. The Separate Account is registered with the Commission as a unit investment trust under the Act and is a "separate account" as defined by Rule 0-1(e) under the Act.1
The Separate Account is divided into sub-accounts (which the prospectuses for the Contracts also refer to as "divisions"). Each subaccount invests exclusively in shares of a corresponding underlying registered open-end management investment company. The Separate Account supports variable life insurance contracts, and interests in the Separate Account offered through such Contracts have been registered under the Securities Act of 1933, as amended (the "1933 Act") on Form N-6, as further described below.

2.
Principal National Life Insurance Company Variable Life Separate Account. PNL established Principal National Life Insurance Company Variable Life Separate Account as a separate account under Iowa law on November 28, 2007. Under Iowa law, PNL owns the assets of the Separate Account attributable to the Contracts through which interests in the Separate Account are issued, but such assets are held separately from all other assets of PNL for the benefit of the owners of, and the persons entitled to payment under, the Contracts. Consequently, the assets in the Separate Account equal to the reserves and other contract liabilities of the Separate Account are not chargeable with liabilities arising out of any other business that PNL may conduct. Income, gains, and losses (realized or unrealized) from assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to other income, gains or losses of PNL. The Separate Account is registered with the Commission as a unit investment trust under the Act and is a "separate account" as defined by Rule 0-1(e) under the Act.[2]

The Separate Account is divided into sub-accounts (which the prospectuses for the Contracts also refer to as "divisions"). Each subaccount invests exclusively in shares of a corresponding underlying registered open-end management investment company. The Separate Account supports variable life insurance contracts, and interests in the Separate Account offered through such Contracts have been registered under the 1933 Act on Form N-6, as further described below.
C.    The Contracts
The Contracts are individual flexible premium variable universal life insurance policies, as set forth below.

Principal Life Insurance Company Variable Life Separate Account	1933 Act File No.
Principal Benefit Variable Universal Life	333-89446
Principal Benefit Variable Universal Life II	333-149363
Principal Executive Variable Universal Life	333-81714
Principal Executive Variable Universal Life II	333-149215
Principal Flexible Variable Life	033-13481
Principal Survivorship Flexible Premium Variable Universal Life	333-71521
Principal Variable Universal Life Accumulator	333-65690
Principal Variable Universal Life Accumulator II	333-100838
Principal Variable Universal Life Income	333-115269
Principal Variable Universal Life Income II	333-146896
PrinFlex Life	333-00101

Principal National Life Insurance Company Variable Life Separate Account	1933 Act File No.
Principal Variable Universal Life Income III	333-175768
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[1]	1940 Act file number 811-05118. The Contracts' 1933 Act file numbers are set forth in the table under "The Contracts."

[2]	1940 Act file number 811-22589. The Contract's 1933 Act file number is set forth in the table under "The Contracts."

The terms and conditions, including charges and expenses, applicable to the Contracts are described in the registration statements relating to such Contracts. Pursuant to the Contracts, owners of Contracts (each, a "Contract Owner") may select among several variable account investment options and one fixed account investment option. The Contracts provide for a maximum number of transfers that can be made every year without charge. The Insurance Companies generally reserve the right to impose additional restrictions on transfers. Limits on transfers among variable account investment options, except for limits related to the Insurance Companies’ market timing restrictions, will not apply in connection with the Substitution as described in more detail below.
The Contracts permit the Insurance Companies, subject to Commission approval and compliance with applicable law, to substitute shares of one registered open-end management investment company for shares of another registered open-end management investment company held by a subaccount of a Separate Account. The prospectuses for the Contracts and the Separate Accounts contain appropriate disclosures of this right.
D.    Distribution of the Contracts
Each Insurance Company has entered into an agreement with Princor Financial Services Corporation ("Princor"), an affiliate, for the distribution and sale of the Contracts. Pursuant to this agreement, Princor serves as principal underwriter of the Contracts. Applications for the Contracts are solicited by registered representatives of Princor or other broker-dealers that have entered into selling agreements with Princor. Such registered representatives act as appointed agents of the Insurance Companies under applicable state insurance law and must be licensed to sell variable insurance products. Princor is registered as a broker-dealer with the Commission under the Securities Exchange Act of 1934, as amended (the "1934 Act"), as well as with the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").
II. THE FUNDS
A.    Principal Variable Contracts Funds, Inc.
PVC is an open-end management investment company registered under the Act, and its securities are registered under the 1933 Act.3 PVC was organized on May 27, 1997 as a Maryland corporation.
Series of PVC serve as the underlying investment vehicle for variable annuity contracts and variable life insurance policies that are funded through separate accounts established by the Insurance Companies, and by other insurance companies, as well as for certain qualified plans. PVC currently offers 37 series, including the PVC Money Market Account, which is the Existing Fund. The Existing Fund served as the only underlying money market investment option for all of the Contracts until the addition of the Replacement Fund effective on February 6, 2016. In addition to serving as an investment option, the Existing Fund is used for certain insurance-related purposes, such as for initial premiums during the “Free Look” period, for all contracts issued before February 6, 2016.
Principal Management Corporation ("PMC") was organized in 1968 as an Iowa corporation. PMC is an indirect subsidiary of Principal Financial Group, Inc. PMC is registered as an investment advisor under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). PMC provides investment advisory services and certain corporate administrative services to PVC and the Existing Fund, under the overall supervision of PVC's board of directors. PMC receives an investment management fee from the Existing Fund. Principal Global Investors, Inc., an affiliate, is the sub-advisor for the Existing Fund and has day-to-day responsibility for selecting investments for the Existing Fund. Principal Funds Distributor, Inc. ("PFD") was founded in 1997 as a Washington corporation and has its principal office in Folsom, California. PFD is the principal underwriter for PVC. PFD is a broker-dealer registered with the Commission under the 1934 Act.

B.	Fidelity Variable Insurance Products Fund V
Fidelity Variable Insurance Products Fund V ("Fidelity VIP Fund V") is a Massachusetts trust created under an initial declaration of trust dated September 9, 1989. The company is registered under the Act as an open-end management investment company, and its securities are registered under the 1933 Act.4
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[3]	File Numbers 002-35579 and 811-01944.

[4]	File Numbers 811-05361 and 033-17704.

Currently, there are 32 funds offered in Fidelity VIP Fund V, including the Fidelity VIP Fund V Government Money Market Portfolio, which is the Replacement Fund. Fidelity Management & Research Company ("FMR") is a Massachusetts corporation founded in 1946 and is registered as an investment advisor under the Advisers Act. FMR is the Replacement Fund’s investment advisor, which has overall responsibility for directing portfolio investments and handling Fidelity VIP Fund V's business affairs. FMR receives an investment management fee from the Replacement Fund. Fidelity Investments Money Management, Inc. ("FIMM") and other affiliates of FMR serve as the sub-advisors for the Replacement Fund. FIMM has the day-to-day responsibility of selecting investments for the Replacement Fund. Fidelity Distributors Corporation ("FDC"), a Massachusetts corporation, is the principal underwriter for Fidelity VIP Fund V. FDC is a broker-dealer registered with the Commission under the 1934 Act.
Fidelity VIP Fund V, FMR, FIMM, FDC and other affiliates of FMR are not affiliated persons (or affiliated persons of affiliated persons) of the Applicants or PVC. Likewise, none of the Applicants or PVC are affiliated persons (or affiliated persons of affiliated persons) of Fidelity VIP Fund V, FMR, FIMM, FDC or other affiliates of FMR.
By supplement dated June 9, 2015, shareholders of the Fidelity VIP Fund V Money Market Portfolio were advised that shareholders had approved a proposal to modify the Fidelity VIP Fund V Money Market Portfolio’s fundamental concentration policy in such a manner as to enable the portfolio to operate as a government money market fund. The supplement announced that the Fidelity VIP Fund V Money Market Portfolio would implement other changes necessary to operate as a government money market fund. These modifications became effective on December 1, 2015 pursuant to an amended summary prospectus dated November 30, 2015, when the Fidelity VIP Fund V Money Market Portfolio changed its name to the Fidelity VIP Fund V Government Money Market Portfolio.
C.    The Funds’ Objectives, Strategies and Risks
The following charts set out the investment objectives, principal investment strategies and principal risks of the Existing Fund and the Replacement Fund, as stated in their respective summary prospectuses. All investment strategies, risk factors, performance history, and fund fees and expenses described herein were excerpted from the Existing Fund’s and Replacement Fund’s prospectuses, as filed with the Commission.

Existing Fund PVC Money Market Account	Replacement Fund Fidelity VIP Fund V Government Money Market Portfolio
Investment Objective The Account seeks as high a level of current income as is considered consistent with preservation of principal and maintenance of liquidity.	Investment Objective The fund seeks as high a level of current income as is consistent with preservation of capital and liquidity.

Principal Investment Strategies
The Account seeks to maintain a stable net asset value of $1.00 per share by investing its assets in a portfolio of high quality, short-term money market instruments such as those issued by banks, corporations (U.S. and non-U.S.), municipalities and the U.S. government.
Such instruments include certificates of deposit, bankers acceptances, commercial paper, treasury bills, bonds, and shares of other money market funds. The Account maintains a dollar weighted average portfolio maturity of 60 days or less. As with all mutual funds, the value of the Account's assets may rise or fall.

Principal Investment Strategies
•
Normally investing at least 99.5% of total assets in cash, U.S. Government securities and/or repurchase agreements that are collateralized fully (i.e., collateralized by cash or government securities).
•
Investing in U.S. Government securities issued by entities that are chartered or sponsored by Congress but whose securities are neither issued nor guaranteed by the U.S. Treasury.
•
Investing in compliance with industry-standard regulatory requirements for money market funds for the quality, maturity, and diversification of investments.

Existing Fund PVC Money Market Account	Replacement Fund Fidelity VIP Fund V Government Money Market Portfolio
Principal Risks
An investment in the Account is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Account seeks to preserve the value of an investment at $1.00 per share, it is possible to lose money by investing in the Account.
The principal risks of investing in the Account, in alphabetical order, are:
•
Fixed-Income Securities Risk. Fixed-income securities are subject to interest rate risk and credit quality risk. The market value of fixed-income securities generally declines when interest rates rise, and an issuer of fixed-income securities could default on its payment obligations.
•
Foreign Securities Risk. The risks of foreign securities include loss of value as a result of: political or economic instability; nationalization, expropriation or confiscatory taxation; settlement delays; and limited government regulation (including less stringent reporting, accounting, and disclosure standards than are required of U.S. companies).
•
Investment Company Securities Risk. Fund shareholders bear indirectly their proportionate share of the expenses of other investment companies in which the fund invests.
•
U.S. Government Securities Risk. Yields available from U.S. government securities are generally lower than yields from many other fixed-income securities.
•
U.S. Government Sponsored Securities Risk. Securities issued by U.S. government-sponsored or -chartered enterprises such as the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association, and the Federal Home Loan Banks are not issued or guaranteed by the U.S. Treasury.

Principal Risks
An investment in the fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the fund seeks to preserve the value of a shareholder's investment at $1.00 per share, it is possible to lose money by investing in the fund.
•
Interest Rate Changes. Interest rate increases can cause the price of a money market security to decrease.
•
Issuer-Specific Changes. A decline in the credit quality of an issuer or a provider of credit support or a maturity-shortening structure for a security can cause the price of a money market security to decrease.
The fund will not impose a fee upon the sale of your shares, nor temporarily suspend your ability to sell shares if the fund's weekly liquid assets fall below 30% of its total assets because of market conditions or other factors.

D.    The Funds’ Asset Levels
This table shows the net assets of Class 1 of the Existing Fund and Service Class of the Replacement Fund, as well as the total net assets of the Existing Fund and the Replacement Fund, as reported on Form N-MFP for each fund.

Net Assets as of November 30, 2015 (in millions)	Existing Fund PVC Money Market Account	Replacement Fund Fidelity VIP Fund V Government Money Market Portfolio
Classes Involved in the Substitution (Class 1 and Service Class, Respectively)	$278.4	$768.6
Total Fund Assets	$280.2	$2,934.9

E.    The Funds’ Performance
This table shows the comparative performance history of Class 1 of the Existing Fund and Service Class of the Replacement Fund. Each Fund’s performance history generally takes into account the one-, five- and ten-year periods ended December 31, 2014.

Average Annual Total Returns
For the periods ended December 31, 2014	Past 1 Year	Past 5 Years	Past 10 Years
Existing Fund PVC Money Market Account - Class 1	0.00%	0.00%	1.49%
Replacement Fund Fidelity VIP Fund V Government Money Market Portfolio - Service Class	0.01%	0.05%	1.64%
F.    The Funds’ Fees and Expenses
This table shows the comparative fees and expenses of Class 1 of the Existing Fund and Service Class of the Replacement Fund. The management fee and expenses for each fund are subject to the terms and voluntary waivers described in the footnotes to the table.

Annual Fund Operating Expenses	Existing Fund PVC Money Market Account Summary Prospectus dated May 1, 2015 as amended June 12, 2015	Replacement Fund Fidelity VIP Fund V Government Money Market Portfolio Summary Prospectus dated April 30, 2015 as Revised November 30, 2015
	Class 1	Service Class
Management Fee	0.45% [5]	0.17% [6]
Distribution and/or Service (12b-1) Fees	N/A	0.10% [7]
Other Expenses	0.01%	0.08%
Acquired Fund Fees and Expenses	0.01%	N/A
Total Annual Fund Operating Expenses	0.47% [8]	0.35% [9]
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[5]
The management fee schedule for the Existing Fund is based on the net asset value of the Existing Fund: 0.50% for the first $100 million; 0.45% for the next $100 million; 0.40% for the next $100 million; 0.35% for the next $100 million; and 0.30% thereafter.

[6]
The monthly management fee for the Replacement Fund is calculated by adding a group fee to an income-related fee. The income-related fee varies depending on the level of the Replacement Fund's monthly gross income from an annualized rate of 0.05% (at a fund annualized gross yield of 0%) to 0.27% (at a fund annualized gross yield of 15%) of the fund's average net assets throughout the month. The group fee rate is divided by twelve and multiplied by the fund's average net assets throughout the month. The group fee rate is based on the average net assets of all the mutual funds advised by FMR. For this purpose, the average net assets of any mutual funds previously advised by FMR that currently are advised by Fidelity SelectCo, LLC are included. This rate cannot rise above 0.37%, and it drops as total assets under management increase. Because the Replacement Fund's management fee rate may fluctuate, the fund's management fee may be higher or lower in the future.

[7]
Service Class of the Replacement Fund is authorized to pay a 12b-1 (service) fee at an annual rate of 0.25% of its average net assets, or such lesser amount as the Replacement Fund’s board of trustees may determine. Service Class currently pays FDC a 12b-1 (service) fee at an annual rate of 0.10% of its average net assets throughout the month. Service Class's 12b-1 (service) fee rate may be increased only when the Replacement Fund's board of trustees believes that it is in the best interests of variable product owners to do so. FDC may reallow up to the full amount of these 12b-1 (service) fees to intermediaries, including its affiliates, for providing support services that benefit variable product owners.

[8]	PMC has voluntarily agreed to limit the Existing Fund's expenses to the extent necessary to maintain a 0% yield. These voluntary expense limits may be terminated at any time.

[9]
FMR has voluntarily agreed to reimburse fund shares to the extent that total operating expenses (excluding interest, certain taxes, certain securities lending costs, brokerage commissions, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of average net assets, exceed 0.50% for Service Class. Voluntary arrangements may be discontinued at any time.

III. SECTION 26(c) RELIEF
A.    Legal Analysis in Support of Request for Order Pursuant to Section 26(c) of the Act
Section 26(c) of the Act prohibits any depositor or trustee of a unit investment trust that invests exclusively in the securities of a single issuer from substituting the securities of another issuer without the approval of the Commission. Section 26(c) provides that such approval shall be granted by order of the Commission, if the evidence establishes that the substitution is consistent with the protection of investors and the purposes of the Act.
Section 26(c) was intended to provide for Commission scrutiny of a proposed Substitution which could, in effect, force shareholders dissatisfied with the substitute security to redeem their shares, thereby possibly incurring a loss of the sales load deducted from initial premium, an additional sales load upon reinvestment of the proceeds of redemption, or both.10 Moreover, a Contract Owner forced to redeem may suffer adverse tax consequences. The section was designed to forestall the ability of a depositor to present holders of interest in a unit investment trust with situations in which a holder's only choice would be to continue an investment in an unsuitable underlying security, or to elect a costly and, in effect, forced redemption.
For the reasons described below, the Applicants submit that the Substitution meets the standards set forth in Section 26(c) and that, if implemented, the Substitution would not raise any of the aforementioned concerns that Congress intended to address when the Act was amended to include this provision. In addition, the Applicants submit that the proposed Substitution meets the standards that the Commission and its staff have applied to substitutions that have been approved in the past.11
The Substitution does not entail any of the abuses that Section 26(c) was designed to prevent. Unlike a traditional unit investment trust where a depositor could only substitute an investment security in a manner which permanently affected all the investors in trust, the Contracts provide each Contract Owner with the right to exercise his or her own judgment and transfer account values into other subaccounts. The number of available subaccounts varies from Contract to Contract and ranged from 69 to 114 before the addition of the Replacement Fund; the number of available subaccounts in all Contracts will not change as a result of the Substitution. Moreover, the Contracts will offer Contract Owners with interests in the subaccount of the Existing Fund (individually, an "Affected Contract Owner" and collectively, "Affected Contract Owners") the opportunity to transfer amounts out of the affected subaccounts into any of the remaining subaccounts without cost or other disadvantage. The Substitution, therefore, will not result in the type of costly forced redemptions that Section 26(c) was designed to prevent.
The Substitution also is unlike the type of substitutions that Section 26(c) was designed to prevent in that by purchasing a Contract, Contract Owners select much more than a particular registered open-end management investment company in which to invest their account values. They also select the specific type of death benefit and other optional benefits as well as numerous other rights and privileges set forth in the Contracts. Contract Owners may also have considered the Insurance Companies’ size, financial condition, type and reputation for service in selecting their Contract. These factors will not change as a result of the Substitution.
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[10]
House Comm. on Interstate and Foreign Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong. 2d Session 337 (1966).

[11]
See, e.g., Horace Mann Life Insurance Company, et. al., Inv. Co. Rel. No. 31744 (Aug. 7, 2015)(order); Voya Retirement Insurance and Annuity Company, et al., Inv. Co. Rel. No. 31599 (May 12, 2015)(order); Pacific Life Insurance Company, et al., Inv. Co. Rel. No. 31499 (March 6, 2015)(order).

B.    Description of the Proposed Substitution Transaction

1.	Summary of Substitution
The Existing Fund served as the only underlying money market investment option for all of the Contracts until the addition of the Replacement Fund effective on February 6, 2016. In addition to serving as an investment option, the Existing Fund is used for certain Contract-related purposes.
On July 23, 2014, the Commission adopted rule amendments regulating money market funds, which includes certain compliance requirements to be satisfied as of April 14, 2016 and has a final compliance date of October 14, 2016.12 The rule amendments are intended to increase transparency and provide investors protection during periods of market stress by addressing features of money market funds that can make them susceptible to heavier redemptions. The rule amendments create new definitions for government funds and retail funds, and require certain money market funds to price and transact at a floating net asset value. In certain circumstances, the rule amendments permit some money market funds to charge redeeming shareholders liquidity fees, as well as implement redemption gates that would temporarily halt all withdrawals. Government and U.S. Treasury money market funds are not subject to certain changes imposed by these rules.
It is the Applicants' understanding that (if it did not liquidate) the Existing Fund would need to implement the changes related to fees and gates. The Applicants have evaluated the possibility of fees and gates being imposed on redemptions of the Existing Fund in light of the potential impacts to Contract Owner-initiated decisions and the Applicants' obligations under the Contracts. The Applicants have determined that gates may prevent or delay certain Contract Owner-initiated decisions and impede the Applicants' ability to meet their respective obligations under the Contracts with regard to the following Contract features: subaccount transfer requests, elections to annuitize, requests for death benefit payments, requests for withdrawals, and refunds of premiums or net policy values related to state-required "free look" or "examination offer" periods. Inherent to each such Contract feature is the fact that the subaccounts, including the subaccount for the Existing Fund, must maintain liquidity. If a gate were imposed, the Existing Fund would be illiquid. Without liquidity, Contract Owner-initiated decisions and the Applicants' obligations under the Contracts are prevented.
The money market fund rule’s provisions relating to fees and gates do not apply to government money market funds. However, the board of directors of PVC, which functions independently from the Applicants, concluded that converting the Existing Fund to a government money market fund is not a feasible option and decided it is in the shareholders' best interest to terminate the Existing Fund and liquidate its assets effective April 8, 2016. In light of the impending liquidation, the money market reform requirements, and due to the importance of offering a money market fund investment option for the Contracts, the Applicants determined that substituting a government money market fund investment option for the Existing Fund is necessary and in the best interests of Contract Owners.
The Replacement Fund has made modifications that enable it to operate as a government money market fund. The Insurance Companies submit that the Replacement Fund should be substituted for the Existing Fund to serve as the money market investment option for all of the Contracts, as well as for the Contract-related purposes for which the Existing Fund is currently used, so that Contract Owner-initiated decisions and the Insurance Companies' obligations under the Contracts are less likely to be prevented.
The Insurance Companies submit that the Replacement Fund is an appropriate alternative for Contract Owners. The Replacement Fund and the Existing Fund each has an investment objective to seek current income as is consistent with preservation of capital and liquidity. The principal investment strategies may differ, but the goal of each fund is to maintain a net asset value of $1.00 per share. Although the risk profiles of the Funds differ, the Applicants believe that the Replacement Fund entails less investment risk than the Existing Fund. Applicants further believe that the Replacement Fund's operation as a "government money market fund" will allow Contract Owners to continue to have access to a money market fund, but with less risk to the liquidity promised them under their Contracts, as compared with money market funds that will not meet the definition of "government money market fund" following the effective date of the Commission rule.
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[12]	Money Market Reform: Amendments to Form PF, Inv. Co. Rel. No. 31166 (Jul. 23, 2014).

Accordingly, the Applicants seek the Commission's approval under Section 26(c) of the Act to engage in the Substitution. Pursuant to their authority under the respective Contracts, and consistent with prospectus disclosure describing the same, the Insurance Companies propose to substitute Class 1 Shares of the Existing Fund for Service Class Shares of the Replacement Fund.

2.	Implementation
The proposed Substitution will not be effected unless the Insurance Companies determine that: (a) the Contracts allow the substitution of shares of registered open-end investment companies in the manner contemplated by the application; (b) the Substitution can be consummated as described in the application under applicable insurance laws; and (c) any regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the Substitution.
Applicants will affect the Substitution as soon as practicable following the issuance of the requested order. As of the effective date of the Substitution, April 8, 2016 (the "Substitution Date"), shares of the Existing Fund will be redeemed for cash. The Insurance Companies, on behalf of the Existing Fund subaccount of the relevant Separate Account, will simultaneously place a redemption request with the Existing Fund and a purchase order with the Replacement Fund so that the purchase of Replacement Fund shares will be for the exact amount of the redemption proceeds. Thus, Contract values will remain fully invested at all times. The proceeds of such redemptions will then be used to purchase the appropriate number of shares of the Replacement Fund.
The Insurance Companies or their affiliates will pay all expenses and transaction costs of the Substitution, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses. No fees or charges will be assessed to the Affected Contract Owners to effect the Substitution.
The proposed Substitution will be effected at the relative net asset values of the respective shares in conformity with Section 22(c) of the Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by Applicants. The Substitution will be effected without change in the amount or value of any Contracts held by Affected Contract Owners.
The proposed Substitution will in no way alter the tax treatment of Affected Contract Owners in connection with their Contracts, and no tax liability will arise for Affected Contract Owners as a result of the Substitution.
The rights or obligations of the Insurance Companies under the Contracts of Affected Contract Owners will not be altered in any way. The Substitution will not adversely affect any riders under the Contracts.To the extent a Contract offers living benefits, death benefits, or other guarantees, the value of any such guarantee will not materially decrease directly or indirectly as a result of the proposed Substitution.
Affected Contract Owners will be permitted to make at least one transfer (in fact, the Insurance Companies have not specified any maximum number of transfers) of Contract value from the subaccount investing in the Existing Fund (before the Substitution Date) or the Replacement Fund (after the Substitution Date) to any other available investment option under the Contract without charge for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date. Except as described in any market timing/short-term trading provisions of the relevant prospectus, the Insurance Companies will not exercise any right they may have under the Contracts to impose restrictions on transfers between the subaccounts under the Contracts, including limitations on the future number of transfers, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.
All Contract Owners were notified of this Application by means of a supplement to the Contract prospectuses dated December 9, 2015. Among other information regarding the Substitution, the supplement informed Affected Contract Owners of the right to transfer Contract value from the subaccount investing in the Existing Fund (before the Substitution Date) or the Replacement Fund (after the Substitution Date) to any other available investment option under the Contract without charge. Additionally, a prospectus for the Replacement Fund was included with the supplement.

Additionally, on March 9, 2016 (30 days before the Substitution Date), Affected Contract Owners were provided a “Pre-Substitution Notice,” setting forth: (a) the intended substitution of the Existing Fund with the Replacement Fund; (b) the intended Substitution Date (subject to approval and order by the Commission); and (c) information with respect to transfers as described above. In addition, the Insurance Companies delivered a prospectus for the Replacement Fund with the Pre-Substitution Notice.
The Insurance Companies will deliver to each Affected Contract Owner within five (5) business days of the Substitution Date a written confirmation which will include: (a) a confirmation that the Substitution was carried out as previously notified; (b) a restatement of the information set forth in the Pre-Substitution Notice; and (c) before and after account values.
Applicants will not receive, for three years from the Substitution Date any direct or indirect benefits from the Replacement Fund, its adviser or underwriter (or their affiliates), in connection with assets attributable to Contracts affected by the Substitution, at a higher rate than they had received from the Existing Fund, its adviser or underwriter (or their affiliates), including without limitation 12b-1 fees, shareholder service, administrative or other service fees, revenue sharing, or other arrangements.
C.    Selection of the Replacement Fund
To identify a potential replacement for the Existing Fund, and in light of the money market fund reform effects described above, the Applicants undertook a review of available government money market funds (or money market funds that disclosed an intent to convert to a government money market fund). This review involved an evaluation of investment performance, the investment process, and the investment teams responsible for the management of each fund, with a view to past performance as well as future performance expectations, and comparisons of the investment performance with that of peer funds in the marketplace. The Applicants also examined the operating expenses of each fund and how those expenses compared with peer funds or benchmarks. Additionally, the Applicants considered the reputation of the fund companies in the industry.
The Proposed Substitution and the selection of the Replacement Fund were not motivated by any financial consideration paid or to be paid to the Insurance Companies or their affiliates by the Replacement Fund, its adviser or underwriter, or their affiliates.
After evaluating available options, the Applicants concluded that the Replacement Fund is the best substitute investment option because, among other things and as outlined in this Application, the Replacement Fund has the potential to meet Contract Owner investment expectations due to: the identical objectives of the Replacement Fund and Existing Fund; investment performance that Applicants expect will be comparable to that of the Existing Fund (even considering the Replacement Fund's recent change to its investment strategies); and lower total expense ratios of the Replacement Fund. In addition, the Replacement Fund offers an immediate opportunity for increased economies of scale, as well as future opportunity for asset growth. Moreover, the Replacement Fund’s classification as a government money market fund will allow Contract Owners to continue to have access to a money market fund, but with less risk to the liquidity promised them under their Contracts, as compared with money market funds that will not meet the definition of "government money market fund" following the effective date of the Commission rule.
The proposed Substitution is designed to provide Contract Owners with the foregoing benefits while enabling them to continue their investment in a similar investment option without interruption and at no additional cost to them. The Insurance Companies or their affiliates have agreed to bear the expenses incurred in connection with the Substitution and related filings and notices, including legal, accounting, brokerage and other fees and expenses. The Substitution will not increase Contract fees and expenses, including mortality and expense risk fees and administration and distribution fees charged to the Separate Account.
D.    Substituting the Replacement Fund for the Existing Fund
The replacement of the Existing Fund with the Replacement Fund is consistent with the protection of Contract Owners and the purposes fairly intended by the policy and provisions of the Act and, thus, meets the standards necessary to support an order pursuant to Section 26(c) of the Act. The following sections compare the basic characteristics of the Replacement Fund and the Existing Fund, demonstrating that the Substitution will provide Contract Owners with a comparable investment vehicle which will not circumvent Contract Owner-initiated decisions and the Insurance Companies' obligations under the Contracts, and will enable Contract Owners to continue to use the full range of applicable Contract features as they currently use them.

1.	Comparison of Investment Objectives and Principal Investment Strategies
The Replacement Fund and the Existing Fund have essentially the same investment objective. Both funds seek current income as is consistent with preservation of capital and liquidity. The principal investment strategies may differ, but the goal of each fund is to maintain a net asset value of $1.00 per share, thus making the Replacement Fund an appropriate candidate for the Substitution. Both funds invest in U.S. dollar-denominated money market securities, although the Replacement Fund invests more heavily in U.S. Government Securities. Both funds must comply with regulatory requirements for money market funds.
Both funds emphasize the same investment. Thus, the Applicants believe that the money market investment option available to Contract Owners will not change in any material respect as a result of the Substitution, and will continue to provide Contract Owners access to their money market investment without fees and gates.

2.	Comparison of Principal Investment Risks
The Applicants believe that the Replacement Fund entails less investment risk than the Existing Fund. In particular, the Commission rule changes to the definition of Government Money Market Fund in Rule 2a-7 under the Act, which require that a government money market fund invest 99.5% or more of its total assets in cash, government securities and/or repurchase agreements that are collateralized fully, likely will mean that the Replacement Fund will have a different risk profile than the Existing Fund.
Both funds are exposed to the risk of changing interest rates, which can cause the price of a money market security to decrease. The Replacement Fund, unlike the Existing Fund, will not be exposed to the risk of participation in the financial services industry, whereby changes in government regulation and economic downturns can have a significant negative effect on issuers. As well, the Replacement Fund, unlike the Existing Fund, will not be exposed to the risk of investing in foreign securities, which can be affected by adverse political, regulatory, market, or economic developments. Both funds are exposed to risks of investing in repurchase agreements, although the Commission rule requires that any repurchase agreements invested in by the Replacement Fund be fully collateralized. The Existing Fund, unlike the Replacement Fund, is subject to credit risks of various issuers.

3.	Comparison of Fees and Expenses
The proposed Substitution will result in a decrease in overall expenses, which benefits the Contract Owners. The combined management fees and 12b-1 fees of the Service Class of the Replacement Fund are less than those of Class 1 of the Existing Fund, although Class 1 of the Existing Fund does not impose 12b-1 fees and Service Class of the Replacement Fund does. The total annual operating expense ratio of the Service Class of the Replacement Fund (0.35%) is less than that of Class 1 of the Existing Fund (0.47%).

4.	Comparison of Performance
As shown above in Section II.E., the performance of the Service Class of the Replacement Fund has historically been greater than that of Class 1 of the Existing Fund. Prior to December 1, 2015, the Replacement Fund operated under different investment policies; as a result, its historical performance does not represent its current investment policies. Applicants note that government money market funds have historically paid lower yields than prime money market funds. As a result, the Replacement Fund’s returns may be negatively affected by its recent transition to a government money market fund. However, Applicants submit that other factors, such as the lower expense ratios of the Replacement Fund and the effects of the money market fund reform described below, make the Replacement Fund an appropriate substitute for the Existing Fund despite the possibility that the Replacement Fund's returns may decrease in the future from its current returns.

5.	Comparison of Assets
The Replacement Fund has more assets under management than the Existing Fund. Generally speaking, larger funds tend to have lower expense ratios than comparable smaller funds because, with more assets, fixed fund expenses are spread over a larger base. Therefore, as a result of the Substitution, various costs such as legal, accounting, printing and director fees will be spread over a larger base, with each Contract Owner bearing a smaller portion of the cost. Larger funds also may have lower trading expenses, which, in turn, could result in higher returns.

E.	Rights of Affected Contract Owners and Obligations of the Insurance Companies
The rights of Affected Contract Owners and the obligations of the Insurance Companies under the Contracts will not be altered by the Substitution. Affected Contract Owners will not incur any additional tax liability or any additional fees or expenses as a result of the Substitution.
The Substitution will take place at relative net asset value (in accordance with Rule 22c-1 under the Act) with no change in the amount of any Affected Contract Owner’s contract value, cash value, accumulated value, account value or death benefit or in dollar value of his or her investment in the applicable Separate Account. Affected Contract Owners will not incur any fees or charges as a result of the Substitution nor will their rights or the Insurance Companies’ obligations under the affected Contracts be altered in any way. To the extent a Contract offers living benefits, death benefits, or other guarantees, the value of any such guarantee will not materially decrease directly or indirectly as a result of the Substitution. The Insurance Companies or their affiliates will pay all other expenses incurred with the Substitution, including legal, accounting, brokerage, and other fees and expenses. In addition, the Substitution will not impose any tax liability on Affected Contract Owners. The Applicants have agreed that they will not receive, for three years from the Substitution Date any direct or indirect benefits from the Replacement Fund, its adviser or underwriter (or their affiliates), in connection with assets attributable to Contracts affected by the proposed Substitution, at a higher rate than they had received from the Existing Fund, its adviser or underwriter (or their affiliates) including without limitation 12b-1 fees, shareholder service, administrative or other service fees, revenue sharing, or other arrangements.

F.	Contract Rights
Affected Contract Owners will have the right to surrender their affected Contracts or reallocate account value of the Existing Fund in accordance with the terms and conditions of their Contract prior to (and after) the Substitution Date.
As noted above, each Affected Contract Owner has received a copy of a Contract prospectus supplement informing them of the Substitution and providing them a summary prospectus for the Replacement Fund. Additionally, each Affected Contract Owner has been sent (1) a Pre-Substitution Notice setting forth the Substitution Date and advising them of their right to reconsider the Substitution, if they so choose, by reallocating account value under the affected Contract any time prior to the Substitution Date and for at least 30 days after the Substitution Date without cost or limitation, or by otherwise withdrawing or terminating their interest therein in accordance with the terms and conditions of their Contract; and (2) a Replacement Fund prospectus. Each Affected Contract Owner will be sent, within five business days of the Substitution Date, a written confirmation.

G.	The Right to Substitute Shares
Each of the prospectuses for the Contracts discloses that the Insurance Companies reserve the right, subject to Commission approval and compliance with applicable law, to substitute shares of one registered open-end management investment company for shares of another registered open-end management investment company held by a subaccount of a Separate Account.
The Insurance Companies reserved this right of Substitution both to protect themselves and the Contract Owners in situations where either might be harmed or disadvantaged because of circumstances involving the issuer of the shares held by its Separate Accounts and to afford the opportunity to replace such shares where to do so could benefit the Contract Owners and Insurance Companies.

H.    Separate Representations and Request for an Order
Applicants request an order of the Commission pursuant to Section 26(c) of the Act approving the Substitution. Applicants submit that, for all the reasons stated above, the Substitution is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.
IV. CONDITIONS TO RELIEF
Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.
The Substitution will not be effected unless the Insurance Companies determine that: (a) the Contracts allow the substitution of shares of registered open-end investment companies in the manner contemplated by the application; (b) the Substitution can be consummated as described in the application under applicable insurance laws; and (c) any regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the Substitution.

2.
The Insurance Companies or their affiliates will pay all expenses and transaction costs of the Substitution, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses. No fees or charges will be assessed to the Affected Contract Owners to effect the Substitution.

3.
The Substitution will be effected at the relative net asset values of the respective shares in conformity with Section 22(c) of the Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by Applicants. The Substitution will be effected without change in the amount or value of any Contracts held by Affected Contract Owners.

4.
The Substitution will in no way alter the tax treatment of Affected Contract Owners in connection with their Contracts, and no tax liability will arise for Affected Contract Owners as a result of the Substitution.

5.
The rights or obligations of the Insurance Companies under the Contracts of Affected Contract Owners will not be altered in any way. The Substitution will not adversely affect any riders under the Contracts.

6.
Affected Contract Owners will be permitted to make at least one transfer of Contract value from the subaccount investing in the Existing Fund (before the Substitution Date) or the Replacement Fund (after the Substitution Date) to any other available investment option under the Contract without charge for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date. Except as described in any market timing/short-term trading provisions of the relevant prospectus, the Insurance Companies will not exercise any right they may have under the Contracts to impose restrictions on transfers between the subaccounts under the Contracts, including limitations on the future number of transfers, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.

7.
All Affected Contract Owners will be notified, at least 30 days before the Substitution Date about: (a) the intended substitution of Existing Fund with the Replacement Fund; (b) the intended Substitution Date; and (c) information with respect to transfers as set forth in Condition 6 above. In addition, the Insurance Companies will deliver to all Affected Contract Owners, at least thirty (30) days before the Substitution Date, a prospectus for the Replacement Fund.

8.
The Insurance Companies will deliver to each Affected Contract Owner within five (5) business days of the Substitution Date a written confirmation which will include: (a) a confirmation that the Substitution was carried out as previously notified; (b) a restatement of the information set forth in the Pre-Substitution Notice; and (c) before and after account values.

9.
Applicants will not receive, for three years from the Substitution Date any direct or indirect benefits from the Replacement Fund, its adviser or underwriter (or their affiliates), in connection with assets attributable to Contracts affected by the Substitution, at a higher rate than they had received from the Existing Fund, its adviser or underwriter (or their affiliates), including without limitation 12b-1 fees, shareholder service, administrative or other service fees, revenue sharing, or other arrangements.

V. PROCEDURAL MATTERS

A.
Pursuant to Rule 0-2(f) under the Act, the Applicants state that written or oral communications regarding this Application should be directed to individuals and addresses specified on the cover of this Application.

B.
The Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the Act without conducting a hearing. Pursuant to the requirements with regard to electronic filing of applications, no form of Notice of Filing is provided.

C.
Pursuant to Rule 0-2 under the Act, the Applicants hereby declare that this Application for a Commission order is signed by an authorized person on behalf of the Applicants pursuant to the general authority vested in such person by the appropriate charter documents and/or by resolution of the Board or pursuant to the appropriate charter documents of the Applicant, pursuant to Rule 0-2 under the Act, and/or by verification required by Rule 0-2(d) under the Act attached as to this Application, and further declare that such authorization remain in full force and effect.

D.
All actions necessary to authorize the execution and filing of this Application have been taken and the person signing and filing this Application is authorized to so sign and file the same. Pursuant to Rule 0-2(c) the Resolution authorizing the officers of the Applicants to sign and file the Application are attached hereto. This resolution remains in full force and effect and is hereby incorporated by reference.

VI. AUTHORIZATIONS
The business and affairs of Insurance Companies are conducted by their respective boards of directors. The business and affairs of the Separate Accounts are conducted by their respective Insurance Company.
In accordance with such laws, articles, declaration, and by-laws, resolutions, as applicable, were adopted by a vote of the Boards of directors of the Insurance Companies for the Separate Accounts, authorizing their respective appropriate officers to prepare, execute and file with the Commission this Application. Copies of these resolutions are appended hereto. These resolutions remain in full force and effect and are applicable to this Application. Accordingly, the persons signing this Application have been fully authorized to do so.

Principal Life Insurance Company has authorized this Application to be duly signed on its behalf and on behalf of its Variable Life Separate Account on March 14, 2016.

By: Principal Life Insurance Company

By: /s/Clint Woods
Name:	Clint Woods
Title:	Assistant Corporate Secretary and Governance Officer

Principal National Life Insurance Company has authorized this Application to be duly signed on its behalf and on behalf of Variable Life Separate Account on March 14, 2016.

By: Principal National Life Insurance Company

By: /s/Clint Woods
Name:	Clint Woods
Title:	Secretary

VERIFICATIONS

STATE OF IOWA    )
) SS
COUNTY OF POLK    )

The undersigned states that he has duly executed the attached Application dated March 14, 2016 for and on behalf of Principal Life Insurance Company; that he is the Assistant Corporate Secretary and Governance Officer of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: Principal Life Insurance Company

By: /s/Clint Woods
Name:	Clint Woods
Title:	Assistant Corporate Secretary and Governance Officer

STATE OF IOWA    )
) SS
COUNTY OF POLK    )

The undersigned states that he has duly executed the attached Application dated March 14, 2016 for and on behalf of Principal National Life Insurance Company; that he is the Secretary of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

PRINCIPAL NATIONAL LIFE INSURANCE COMPANY

By: /s/Clint Woods
Name:	Clint Woods
Title:	Secretary

APPENDIX
Authorizations

Principal Life Insurance Company (adopted December 1, 2015)

RESOLVED, that the appropriate officers of the Company, as designated by the Chief Executive Officer, the President or the Chairman of the Board, are hereby authorized to prepare, execute and file with the Securities and Exchange Commission in accordance with the provisions of either the Securities Act of 1933, as amended, or the Investment Company Act of 1940, as amended, any undertakings, no-action requests, consents, applications for exemptions from the 1940 Act or other applicable federal laws, and any amendments to the foregoing as the empowered officers of the Company shall deem necessary or appropriate in connection with the Variable Life Separate Account.

RESOLVED, that the officers so designated are hereby authorized to take such further action as in their judgment may be necessary or desirable to effect the purposes of this resolution.

Principal National Life Insurance Company (adopted November 30, 2015)

RESOLVED, that the appropriate officers of the Company, as designated by the Chief Executive Officer, the President or the Chairman of the Board, or any such officer’s designee, are hereby authorized to prepare, execute and file with the Securities and Exchange Commission in accordance with the provisions of either the Securities Act of 1933, as amended, or the Investment Company Act of 1940, as amended, any undertakings, no-action requests, consents, applications for exemptions from the 1940 Act or other applicable federal laws, and any amendments to the foregoing as the empowered officers of the Company shall deem necessary or appropriate in connection with the Separate Account;

RESOLVED, that the officers so designated (or their respective designees) are hereby authorized to take such further action as in their judgment may be necessary or desirable to effect the purposes of this resolution.